Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap to Lease Ten New Airbus A330 Jets to Virgin Atlantic

All AerCap A330 Orders Now Placed

Amsterdam, The Netherlands; June 22, 2009 - AerCap Holdings N.V. (“AerCap,” NYSE: AER) today announced that it has signed letters of intent with Virgin Atlantic Airways for the purchase and leaseback of six Airbus A330-300s that Virgin Atlantic has on order with Airbus. In addition, AerCap will lease four Airbus A330-300 aircraft to Virgin Atlantic from its own A330 order.

The lease terms for all aircraft are twelve years and deliveries are scheduled for 2011 and 2012. Virgin Atlantic has not yet selected the engine type.

AerCap expects to finance the six new aircraft purchases under its existing funding facilities. The four aircraft for direct lease to Virgin Atlantic were the only remaining positions from AerCap’s order of thirty Airbus A330s placed in 2006/2007.

Steve Ridgway, CEO of Virgin Atlantic, said: “This order shows we are confident about our future growth. AerCap have helped make this deal a reality against the backdrop of unprecedented financial turmoil. We look forward to working with the AerCap team again.”

Soeren Ferré, CEO of AerCap Group Services B.V., commented on the transaction: “We are very pleased with this ten-aircraft-deal with Virgin Atlantic Airways as one of the world’s premier long haul airlines. With the transaction coinciding with Virgin Atlantic’s 25th birthday this year and representing the completion of AerCap’s A330 order placements, there is good reason to celebrate for both parties. We expect to close the final negotiations with Virgin Atlantic shortly and, above all, wish them a very Happy Birthday.”

About Virgin Atlantic Airways

Virgin Atlantic Airways was established in 1984 and is celebrating its 25th birthday throughout 2009. Virgin Atlantic Airways is one of the world’s leading long-haul only carriers.  Now based at London’s Gatwick and Heathrow airport, it operates long haul services to thirty destinations world-wide with a fleet of 38 aircraft. The airline is 51 percent owned by the Virgin Group and 49 percent by Singapore Airlines.

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap’s portfolio consists of 297 aircraft and 78 engines that are either owned, on order, under contract or letter of intent, or managed. The company also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com